October 29, 2024

Kevin Kwilinski
Chief Executive Officer
Treasure Holdco, Inc.
101 Oakley Street
Evansville, IN 47710

       Re: Treasure Holdco, Inc.
           Registration Statement on Form 10-12G
           Filed on August 23, 2024
           File No. 000-56679
Dear Kevin Kwilinski:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing